Exhibit 99.1

Logistic Properties of the Americas Announces Second Quarter 2026 Earnings Results

Sustained Growth Momentum, with Revenues Growing 26.1% YoY and NOI increasing 27.0%

SAN JOSÉ, Costa Rica, August 12, 2026 – Logistic Properties of the Americas (NYSE American: LPA) (together with its subsidiaries, “LPA” or “the Company”) announced today its unaudited consolidated financial results for the second quarter ended June 30, 2026 (“second quarter 2026” or “2Q26”). The financial results are expressed in U.S. dollars and are presented in accordance with International Accounting Standard (“IAS”) 34 - Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”), which differs in certain significant respects from the U.S. Generally Accepted Accounting Principles (“GAAP”). This information should be read in conjunction with, and is qualified in its entirety by reference to, the Company’s condensed consolidated interim financial statements, including the notes thereto. All comparisons within this announcement are year-over-year (“YoY”), unless otherwise noted. LPA’s financial results are stated in U.S. dollars unless otherwise noted.

LPA is a leading developer, owner, acquirer and manager of logistics and industrial real estate of institutional quality in the Americas, and one of the few internally managed, vertically integrated, and institutional-quality platforms operating across the region.

2Q26 Financial and Operating Highlights

•Total revenue increased 26.1% to $14.7 million in 2Q26. Growth was led by a 50.4% increase in rental revenue in Peru, primarily reflecting PepsiCo’s lease at Callao Logistics Park and the rapid lease-up of space that was scheduled to be vacated. Rental revenue increased 29.3% in Colombia, driven by new leasing, contractual local inflation adjustments and favorable foreign exchange movements; without the foreign exchange accounting effect, the increase in Colombia’s revenue would have been 11.0%. In addition, Mexico contributed $0.5 million of revenue from the two investment properties acquired in Puebla in August 2025.

•Net Operating Income (“NOI”) increased 27.0% to $12.2 million in 2Q26, driven by higher rental revenue across the Peru and Colombia segments and by Mexico’s revenue contribution, which began in 3Q25.

•Same-Property Cash NOI increased 15.6% to $9.9 million in 2Q26 on a constant-currency basis, primarily due to higher rental rates and increased occupancy.

•Operating GLA increased 9.7% to 5.8 million square feet across 34 operating properties, compared to 5.3 million square feet across 31 operating properties as of June 30, 2025. Average rent per square foot increased 10.0% to $8.88, primarily driven by contractual rent escalators, positive leasing spreads, and the favorable currency effect in Colombia. As of June 30, 2026, the occupancy rate in LPA’s operating portfolio was 100.0%, compared to 94.5% as of June 30, 2025.

•General and administrative expenses decreased 8.7% to $4.2 million in 2Q26, primarily reflecting lower corporate reporting and legal expenses.
CEO Commentary

We delivered yet another exceptional quarter in 2026. Total revenue increased 26.1% year-over-year and NOI expanded 27.0% to a record $12.2 million, extending the earnings momentum of our unique regional logistics platform. Peru again led growth as PepsiCo’s LEED Gold-certified facility at our Callao park contributed a full quarter of revenue and as new leases with Inkafarma and other tenants increased revenue from recently delivered space. Colombia also posted strong gains, supported by the lease of U.S.-based retailer PriceSmart, contractual inflation adjustments, and the appreciation of the country’s currency, while our properties in Puebla, Mexico contributed $0.5 million of rental revenue.

No less important, the strength of LPA’s underlying portfolio performance was equally impressive. Same-Property Cash NOI increased 15.6% on a constant-currency basis, average rent per square foot rose 10.0%, and stabilized occupancy was 100.0% for a third consecutive quarter. These results showcase the quality of our Class A logistics assets, the depth and durability of demand from global and regional tenants, and the pricing power we command with modern, well-located facilities in markets that remain structurally underserved. They also demonstrate the growing scale advantages of our platform, as G&A expenses declined while operating GLA, revenue and NOI all increased.

Another highlight is that our strong performance was broad-based. Peru’s rental revenue grew 50.4% as recently delivered capacity ramped up; Colombia’s rental revenue increased 29.3% through a combination of organic leasing and contractual escalations, and Costa Rica delivered 5.6% growth through renewals and re-leasing at higher rates. Mexico, albeit a still relatively small but soon to be growing portion of our property portfolio, continued to perform in line with our underwriting and added another source of diversified earnings. Across our markets, resilient domestic consumption, accelerating e-commerce adoption, supply chain regionalization, and the chronic structural undersupply of institutional-quality logistics infrastructure continue to support mid- and long-term tenant demand.

To effectively capitalize on the various long-term market opportunities before us, we remain focused on disciplined capital allocation, proactive asset management, and long-term value creation as a fully integrated, internally managed logistics and industrial real estate company. With the goal of establishing an additional value lever, we announced during the quarter our strategic alliance with FIBRA Prime, which begins with the pending $145.0 million divestment of Parque Logístico Lima Sur. Subject to customary approvals and closing conditions, the transaction is expected to generate approximately $85.0 million in net proceeds after debt repayment and before taxes, significantly increasing our flexibility to fund LPA’s next phase of growth, primarily in Mexico, and to drive higher returns on capital.

In closing, our operating portfolio is fully occupied, while approximately 92% of our 440,383-square-foot development pipeline is pre-leased, including the fourth building at Callao that is fully committed to a regional packaging manufacturer. That contracted backlog gives us visibility into future rental revenue growth and further strengthens LPA’s role as a partner of choice to industry leaders expanding across Latin America’s markets.

Quarter after quarter, we are delivering on our vision: bridging local insight with global impact.

Esteban Saldarriaga
Chief Executive Officer

Real Estate Portfolio

	As of June 30, 2026	As of December 31, 2025	As of June 30, 2025
Number of operating real estate properties	34	34	31
Operating GLA (sq. ft)	5,804,146	5,804,261	5,292,588
Leased area (sq. ft)	6,208,826	5,992,995	5,606,033
Number of tenants	57	58	55
Average rent per square foot	$8.88	$8.65	$8.07
Weighted average remaining lease term	4.5 years	4.9 years	5.0 years
Stabilized occupancy rate (% of GLA)	100.0%	100.0%	94.5%

Financial Performance
Revenues
(Amounts expressed in thousands dollars, unless otherwise noted)

	For the three months ended June 30,
	2026		2025	% Chg.
Rental revenue
Costa Rica	$6,274		$5,940	5.6%
Colombia	3,107		2,402	29.3%
Peru	4,885		3,248	50.4%
Mexico	450		—	NM
Unallocated revenue	27		103	(73.6)%
Total revenue	$14,743	$14,743,000	$11,693	26.1%
Investment Property Operating Expenses
(Amounts expressed in thousands dollars, unless otherwise noted)

	For the three months ended June 30,
	2026	2025	% Chg.
Investment property operating expense
Costa Rica	$(1,080)	$(959)	12.6%
Colombia	(431)	(398)	8.3%
Peru	(1,006)	(650)	54.7%
Mexico	(32)	—	NM
Total investment property operating expense	$(2,549)	$(2,007)	27.0%
Supplemental Information

Please refer to LPA’s quarterly Supplemental Information and Management Discussion and Analysis, both of which are available on the Company’s Investor Relations website at https://ir.lpamericas.com
2Q26 Earnings Conference Call

When: Thursday, August 13, 2026, 9:00 a.m. Eastern Time/8:00 a.m. Central Time

Who: Mr. Esteban Saldarriaga, Chief Executive Officer, Mr. Paul Smith, Chief Financial Officer, and Mr. Camilo Ulloa, Investor Relations

Dial-in: +1 (833) 461 5787 (US Toll-Free), +1 (585) 542 9983 (US/International Toll)

Conference ID: 941803188

Pre-Register: You may pre-register at any time at: https://events.q4inc.com/attendee/941803188. Callers will need to press # to be connected to an operator to access LPA’s financial results conference call via telephone.
Webcast: https://events.q4inc.com/attendee/941803188

A call recording will also be available for replay on LPA’s website for a limited time.

About Logistic Properties of the Americas

Logistic Properties of the Americas is a leading developer, owner, and manager of institutional quality industrial and logistics real estate in high-growth and high-barrier-to-entry markets in Latin America. LPA’s customers are multinational and regional e-commerce retailers, third-party logistic operators, business-to-business distributors, and retail distribution companies among others. LPA expects to sustain its growth through strong client relationships, local market insight, and the acquisition and development of high-quality, strategically located facilities in its target markets. As of June 30, 2026, LPA’s operating and development portfolio comprised 34 logistics facilities in Costa Rica, Colombia, Peru, and Mexico totaling approximately 580,136 square meters (or approximately 6.2 million sq. ft.) of gross leasable area. For more information visit https://ir.lpamericas.com.
Forward-Looking Statements

This press release contains certain forward-looking information, which may not be included in future public filings or investor guidance. The inclusion of forward-looking information in this press release should not be construed as a commitment by LPA to provide guidance on such information in the future. Certain statements in this press release may be considered forward-looking statements within the meaning of the U.S. federal securities laws. Forward-looking statements include, without limitation, statements about future events or LPA’s future financial or operating performance. These forward-looking statements regarding future events and the future results of LPA are based on current expectations, estimates, forecasts, and projections about the industry in which LPA operates, as well as the beliefs and assumptions of LPA’s management. These forward-looking statements are only predictions and are subject to known and unknown risks, uncertainties, assumptions and other factors beyond LPA’s control that are difficult to predict because they relate to events and depend on circumstances that will occur in the future. They are neither statements of historical fact nor promises or guarantees of future performance. Therefore, LPA’s actual results may differ materially and adversely from those expressed or implied in any forward-looking statements and LPA therefore caution against relying on any of these forward-looking statements.

These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by LPA and its management, are inherently uncertain and are inherently subject to risks variability and contingencies, many of which are beyond LPA’s control. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (i) the possibility of any economic slowdown or downturn in real estate asset values or leasing activity or in the geographic markets where LPA operates; (ii) LPA’s ability to manage growth; (iii) LPA’s ability to continue to comply with applicable listing standards of NYSE American; (iv) changes in applicable laws, regulations, political and economic developments; (v) the possibility that LPA may be adversely affected by other economic, business and/or competitive factors; (vi) LPA’s estimates of expenses and profitability; (vii) the outcome of any legal proceedings that may be instituted against LPA and (viii) other risks and uncertainties set forth in the filings by LPA with the U.S. Securities and Exchange Commission. There may be additional risks that LPA does not presently know or that LPA currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. Any forward-looking statements made by or on behalf of LPA speak only as of the date they are made. Except as otherwise required by applicable law, LPA disclaims any obligation to publicly update or revise any forward-looking statements to reflect any changes in their respective expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. Accordingly, you should not place undue reliance on forward-looking statements due to their inherent uncertainty.

Nothing within this press release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made.
Investor Relations Contact:
Camilo Ulloa
Logistic Properties of the Americas
+506 6293 9083
ir@lpamericas.com
Barbara Cano / Ivan Peill
InspIR Group
barbara@inspirgroup.com / ivan@inspirgroup.com